Exhibit 1.3

U.S. Bancorp Investments, Inc.

December 17, 2002

ChampionLyte Products, Inc.
1356 N.W. Boca Raton Blvd.
Boca Raton, Florida 33432

     Re:    Series II Convertible Preferred Stock and Related Agreements

Ladies and Gentlemen:

     We are writing to inform you that, effective as of September 30, 2002, we have sold all of our shares of Series II Convertible Preferred Stock (the “Preferred Stock”) and all of our warrants to purchase shares of Common Stock (the “Warrants,” and together with the Preferred Stock, the “Securities”) to U.S. Bancorp (the “Purchaser”).

     The stock certificate representing the Preferred Stock and the Warrants have been delivered to you together with this letter. We request that you issue (i) a new certificate to the Purchaser representing the Preferred Stock and (ii) a new warrant to the Purchaser representing the Warrants and deliver those certificates and Warrants to the following address: U.S. Bancorp, 800 Nicollet Mall, BC-MN-H18T, Minneapolis, Minnesota, 55402, Attn: Lawrence M. Backes.

     As you know, we are party to the following agreements with ChampionLyte that relate to the Preferred Stock: (i) Securities Purchase Agreement dated as of June 16, 2000 (the “SPA”), (ii) Registration Rights Agreement dated as of June 16, 2000 (the “RRA”)), (iii) Investor Rights Agreement dated as of June 16, 2000 (the “IRA”) and (iv) Securityholders’ Agreement dated as of June 16, 2000 (the “SHA”). With respect to these agreements, we have received the attached Agreement to Be Bound from the Purchaser pursuant to which:

(a) the Purchaser has represented that it is an “accredited investor”;

(b) the Purchaser has agreed in writing to take and hold the Securities subject to the provisions and upon the conditions specified in Article 7 of the SPA and the Other Agreements (as defined in the SPA), as applicable, as required by Section 7.1 of the SPA in connection with our transfer of the Securities to the Purchaser;

(c) the Purchaser has agreed in writing to assume the obligations of USB under, and be bound by the terms of, the RRA, as required by Section 5.5.1 of the RRA in connection with a transfer of our rights thereunder;

(d) the Purchaser has agreed in writing to be bound by the provisions of the IRA, as required by Section 4.2 of the IRA in connection with a transfer of our rights thereunder; and

(e) the Purchaser has agreed in writing to be bound by the provisions of the SHA, as required by Section 6 of the SHA in connection with a transfer of our rights thereunder.

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     If you have any questions regarding the foregoing, please contact Lawrence M. Backes at (612) 303-4130.

U.S. Bancorp Investments, Inc. By: /s/ David B. Holden Name: David B. Holden Title: Senior Vice President